Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 7 DATED JUNE 18, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 1 dated April 25, 2014, supplement no. 2 dated April 25, 2014, supplement no. 3 dated May 6, 2014, supplement no. 4 dated May 8, 2014, supplement no. 5 dated May 12, 2014 and and supplement no. 6 dated May 23, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information related to shares sold net of commissions and volume discount purchases; and

•	our statement of revenues over certain operating expenses and the notes thereto of 222 Main for the year ended December 31, 2013 and the related pro forma financial information;
Status of the Offering
We commenced this offering of up to 280,000,000 shares, or up to $2,760,000,000 of shares, of common stock on October 26, 2010. As of June 12, 2014, we had accepted aggregate gross offering proceeds of $894.0 million related to the sale of 89,867,207 shares of common stock, including 3,256,345 shares of common stock sold under our dividend reinvestment plan for gross offering proceeds of $31.0 million.  Accordingly, as of June 12, 2014, there were $1,866.0 million of shares of common stock available for sale in this offering, including $729.0 million of shares under our dividend reinvestment plan.
Our board of directors has extended the closing date of this primary initial public offering until the earlier of the sale of up to 200,000,000 shares, or up to $2,000,000,000 of shares, or the date the registration statement relating to our proposed follow-on offering (the “Follow-on Offering”) is declared effective by the Securities and Exchange Commission (the “SEC”).
Our dealer manager has recommended that our offering stage last no longer than September 2015. Our offering stage will be based on a number of considerations, including our goal of raising sufficient proceeds to continue to acquire a diverse portfolio of real estate investments prior to seeking a liquidity event, the expected pace of sales of our common stock during 2014 and 2015, the current and anticipated composition and quality of our portfolio and the condition of the commercial real estate market. We will continue to monitor these factors and may adjust our anticipated offering stage as necessary based on these and other factors.
We plan to continue to offer shares under our dividend reinvestment plan beyond the termination of the offering stage for our primary offering. In some states, we will need to renew the registration statement annually or file a new registration statement to continue the dividend reinvestment plan offering.
We may terminate this primary initial public offering or the dividend reinvestment plan offering at any time.
Shares Sold Net of Commissions and Volume Discount Purchases
On May 5, 2014, our board of directors established an updated offering price for shares of common stock to be sold in this primary offering of $10.39 per share (with discounts available to certain categories of purchasers) and an offering price for shares of common stock to be sold under our dividend reinvestment plan of $9.88 per share (which is 95% of the price to acquire a share in this primary offering). These updated offering prices for this primary offering and the dividend reinvestment plan offering were effective May 7, 2014. For information related to the determination of our updated offering prices, see supplement no. 3 dated May 6, 2014 to the prospectus. Below we provide information regarding discounts available to certain categories of purchasers based on the updated offering prices.
Shares Sold Net of Commissions
Except as provided below and in the prospectus, KBS Capital Markets Group receives selling commissions of 6.5% of the gross offering proceeds for shares sold in this primary offering. KBS Capital Markets Group also receives 3% of the gross primary offering proceeds as compensation for acting as our dealer manager, except that a reduced dealer manager fee is paid with respect to certain volume discount sales. We do not pay any selling commissions or dealer manager fees for shares sold under our dividend reinvestment plan.

We may sell shares at a discount to the primary offering price (currently $10.39 per share) through the following distribution channels in the event that the investor:

•	pays a broker a single fee, e.g., a percentage of assets under management, for investment advisory and broker services, or a wrap fee;

•
has engaged the services of a registered investment adviser with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a registered investment adviser that is also registered as a broker-dealer who does not have a fixed or wrap fee feature or other asset fee arrangement with the investor); or

•	is investing through a bank acting as trustee or fiduciary.
If an investor purchases shares through one of these channels in this primary offering, we will sell the shares at a 6.5% discount (e.g., currently at $9.7147 per share based on the primary offering price of $10.39 per share), reflecting that selling commissions will not be paid in connection with such purchases. We will receive substantially the same net proceeds for sales of shares through these channels.
Our dealer manager has agreed to sell up to 5% of the shares offered hereby in this primary offering to persons to be identified by us at a discount from the public offering price. We intend to use this “friends and family” program to sell shares to our directors, officers, business associates and others to the extent consistent with applicable laws and regulations. We will require all such purchasers to represent that they are purchasing shares for investment only and to enter into one-year lock-up agreements with respect to the purchased shares. We will sell shares under the “friends and family program” at a 6.5% discount (e.g., currently at $9.7147 per share based on the primary offering price of $10.39 per share), reflecting that selling commissions will not be paid in connection with such purchases. The net proceeds to us from the sales made net of commissions will be substantially the same as the net proceeds we receive from other sales of shares.
We may sell shares to participating broker-dealers, their retirement plans, their representatives and the family members, IRAs and the qualified plans of their representatives at a 6.5% discount (e.g., currently at $9.7147 per share based on the primary offering price of $10.39 per share), reflecting that selling commissions will not be paid in connection with such purchases in consideration of the services rendered by such broker-dealers and representatives in this offering. For purposes of this discount, we consider a family member to be a spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in law or brother- or sister-in-law. The net proceeds to us from the sales of these shares will be substantially the same as the net proceeds we receive from other sales of shares.
Volume Discount Purchases
We are offering volume discounts to investors who purchase $1,000,001 or more of shares in this primary offering. The net proceeds to us from a sale eligible for a volume discount are the same, but the selling commissions and, in some cases, the dealer manager fees we pay are reduced. Because our dealer manager reallows all selling commissions, the amount of commissions participating broker-dealers receive for such sales is reduced.
The following table shows the discounted price per share and the reduced selling commissions and dealer manager fees payable for volume sales of our shares based on the primary offering price of $10.39 per share.

Dollar Volume Shares Purchased			Sales Commissions (Based on $10.39 Price Per Share)	Dealer Manager Fee (Based on $10.39 Price Per Share)	Price Per Share to Investor
$0	to	$1,000,000	6.5%	3.0%	$10.3900
$1,000,001	to	$2,000,000	5.5%	3.0%	$10.2861
$2,000,001	to	$3,000,000	4.5%	3.0%	$10.1822
$3,000,001	to	$4,000,000	3.5%	2.5%	$10.0264
$4,000,001	to	$10,000,000	2.0%	2.5%	$ 9.8705
$10,000,001	and above		1.0%	2.0%	$ 9.7147

We will apply the reduced selling price, selling commission and dealer manager fee to the entire purchase. All commission rates and dealer manager fees are calculated assuming a price per share of $10.39. For example, a purchase of 250,000 shares in a single transaction would result in a purchase price of $2,545,550 ($10.1822 per share), selling commissions of $116,887 and dealer manager fees of $77,925.

If an investor purchases $3,000,001 or more of shares in this primary offering through a distribution channel under which selling commissions are not paid, we will apply the reduced dealer manager fee available as set forth in the table above. The following table shows the discounted price per share and the reduced dealer manager fees payable for volume sales of our shares sold net of selling commissions.

Volume Discount Table for Purchases Made Net of Selling Commissions
Dollar Volume Shares Purchased			Dealer Manager Fee (Based on $10.39 Price Per Share)	Price Per Share to Investor*
$3,000,001	to	$10,000,000	2.5%	$9.6627
$10,000,001	and above		2.0%	$9.6108
*Price per share to investor assumes an initial discounted purchase price of $9.7147; the dealer manager fee is calculated based on the undiscounted offering price or 100% of the current offering price.
To qualify for a volume discount as a result of multiple purchases of our shares, you must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in this primary offering. If a subsequent purchase entitles an investor to an increased reduction in sales commissions and/or the dealer manager fee, the volume discount will apply only to the current and future investments.
The following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and

•	all commingled trust funds maintained by a given bank.
In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.
Only shares purchased in this primary offering are eligible for volume discounts. Shares purchased through our dividend reinvestment plan are not eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify an investor for the different discount levels.
Volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels. However, with respect to California residents, no discounts will be allowed to any group of purchasers and no subscriptions may be aggregated as part of a combined order for purposes of determining the dollar amount of shares purchased.
Experts
The statement of revenues over certain operating expenses of 222 Main for the year ended December 31, 2013, appearing in this supplement has been audited by Squar, Milner, Peterson, Miranda & Williamson, LLP, independent audit firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
KBS Real Estate Investment Trust III, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of 222 Main for the year ended December 31, 2013, and the related notes to the financial statement.
Management’s Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the statement of revenues over certain operating expenses in conformity with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues over certain operating expenses that is free of material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on the statement of revenues over certain operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenues over certain operating expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement of revenues over certain operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement of revenues over certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of 222 Main for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Basis of Accounting
As described in Note 2, the statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of the revenues and expenses of 222 Main. Our opinion is not modified with respect to this matter.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California
May 5, 2014

222 MAIN
STATEMENT OF REVENUES OVER CERTAIN OPERATING EXPENSES
For the Year Ended December 31, 2013
(in thousands)

Revenues:
Rental income	$10,951
Parking revenue and other income	1,460
Tenant reimbursements	370
Total revenues	12,781
Expenses:
Real estate taxes and insurance	1,581
Repairs and maintenance	915
General and administrative	624
Utilities	282
Total expenses	3,402
Revenues over certain operating expenses	$9,379
See accompanying notes.

222 MAIN
NOTES TO STATEMENT OF REVENUES OVER CERTAIN OPERATING EXPENSES
For the Year Ended December 31, 2013

1.	DESCRIPTION OF REAL ESTATE PROPERTY
On February 27, 2014, KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”), through an indirect wholly owned subsidiary, acquired from 222 S. Main Investment LLC an office property containing 426,657 rentable square feet located on approximately 1.6 acres of land in Salt Lake City, Utah (“222 Main”). The seller is not affiliated with KBS REIT III or its external advisor, KBS Capital Advisors LLC. The purchase price (net of closing credits) of 222 Main was approximately $170.4 million plus closing costs.
KBS REIT III is a Maryland corporation formed to invest in and manage a diverse portfolio of real estate investments located throughout the United States.

2.	BASIS OF PRESENTATION
The accompanying statement of revenues over certain operating expenses has been prepared to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”).
222 Main is not a legal entity and the accompanying statement of revenues over certain operating expenses is not representative of the actual operations for the periods presented, as certain revenues and expenses have been excluded that may not be comparable to the revenues and expenses KBS REIT III expects to incur in the future operations of 222 Main. Excluded items include interest expense, depreciation and amortization, and certain general and administrative costs not directly comparable to the future operations of 222 Main.
An audited statement of revenues over certain operating expenses is being presented for the most recent fiscal year available instead of the three most recent years based on the following factors: (i) 222 Main was acquired from an unaffiliated party and (ii) based on due diligence of 222 Main by KBS REIT III, management is not aware of any material factors relating to 222 Main that would cause this financial information not to be indicative of future operating results.
Square footage, acreage, occupancy and other measures used to describe real estate included in these notes to the statements of revenues over certain operating expenses are presented on an unaudited basis.

3.	SIGNIFICANT ACCOUNTING POLICIES
Rental Revenues
Minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, is recognized on a straight-line basis over the term of the related lease and amounts expected to be received in later years are recorded as deferred rent. The adjustment to record deferred rent increased rental revenue by $1.5 million for the year ended December 31, 2013.
Use of Estimates
The preparation of financial statements, as described in Note 2 and in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

4.	DESCRIPTION OF LEASING ARRANGEMENTS
As of December 31, 2013, 222 Main was 85% leased to 16 tenants. For the year ended December 31, 2013, 222 Main earned approximately 75% of its rental income from a tenant in the investment banking industry and a tenant in the legal services industry.
The tenant in the investment banking industry occupied 176,373 rentable square feet, or approximately 41% of the total property rentable square feet as of December 31, 2013. Its lease expires on May 31, 2025, with three five-year extension options. The tenant also has a one-time option to terminate its entire lease or a portion of its lease, in whole-floor segments, effective May 31, 2021, upon submitting a written notice of termination no later than 12 months prior to the lease expiration date and no earlier than 24 months prior to such date, subject to a termination fee. For the year ended December 31, 2013, 222 Main earned 50% of its rental income from this tenant.

222 MAIN
NOTES TO STATEMENT OF REVENUES OVER CERTAIN OPERATING EXPENSES (CONTINUED)
For the Year Ended December 31, 2013

The tenant in the legal services industry occupied 76,257 rentable square feet, or approximately 18% of the total rentable square feet as of December 31, 2013. Its lease expires on May 31, 2025, with three five-year extension options. For the year ended December 31, 2013, 222 Main earned 25% of its rental income from this tenant.
No other tenant lease represented more than 10% of rental income for the year ended December 31, 2013.

5.	FUTURE MINIMUM RENTAL COMMITMENTS
As of December 31, 2013, the future minimum rental receipts due under non-cancelable operating leases for the years ending December 31 and thereafter were as follows (in thousands):

2014	$11,233
2015	11,668
2016	11,986
2017	12,256
2018	12,130
Thereafter	71,527
$130,800

6.	COMMITMENTS AND CONTINGENCIES
Tenant Lease Termination Options
Certain tenants have lease termination options built into their leases, which are subject to termination fees. In the event that a tenant does exercise its option to terminate its lease early and the terminated space is not subsequently leased out or is leased out at a lower rental rate, the total amount of future minimum rent received by 222 Main will be reduced.
Environmental
222 Main is subject to various environmental laws of federal, state and local governments. Compliance with existing environmental laws is not expected to have a material adverse effect on 222 Main’s financial condition and results of operations for the periods presented.

7.	SUBSEQUENT EVENTS
KBS REIT III evaluates subsequent events up until the date the statement of revenues over certain operating expenses is issued. The accompanying statement of revenues over certain operating expenses was issued on May 5, 2014.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUMMARY OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS
The following pro forma information should be read in conjunction with the consolidated balance sheet of KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”) as of December 31, 2013, the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2013, and the notes thereto. The consolidated financial statements of KBS REIT III as of and for the year ended December 31, 2013 have been included in KBS REIT III’s prior filings with the SEC. In addition, this pro forma information should be read in conjunction with the statement of revenues over certain operating expenses and notes thereto of 222 Main, which are included herein.
The unaudited pro forma balance sheet as of December 31, 2013 has been prepared to give effect to the acquisition of 222 Main as if the acquisition occurred on December 31, 2013.
The unaudited pro forma statement of operations for the year ended December 31, 2013 has been prepared to give effect to the acquisition of 222 Main as if the acquisition occurred on January 1, 2013.
These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of 222 Main been consummated as of January 1, 2013. In addition, the pro forma balance sheet includes pro forma preliminary estimates of the fair value of the assets and liabilities acquired in connection with the acquisitions. These preliminary estimates may be adjusted in the future upon finalization of the purchase accounting.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
UNAUDITED PRO FORMA BALANCE SHEET
As of December 31, 2013
(in thousands, except share and per share amount)

	KBS Real Estate Investment Trust III Historical (a)	Pro Forma Adjustments		Pro Forma Total
		222 Main (b)
Assets
Real estate:
Land	$177,308	$5,700	(c)	$183,008
Buildings and improvements	970,492	137,660	(c)	1,108,152
Tenant origination and absorption costs	128,937	19,182	(c)	148,119
Total real estate, cost	1,276,737	162,542		1,439,279
Less accumulated depreciation and amortization	(46,608)	—		(46,608)
Total real estate, net	1,230,129	162,542		1,392,671
Real estate loan receivable, net	17,190	—		17,190
Cash and cash equivalents	33,189	(33,189)		—
Rents and other receivables, net	8,655	—		8,655
Above-market leases, net	7,607	3,108	(c)	10,715
Deferred financing costs, prepaid expenses and other assets	14,624	5,427	(c)(d)	20,051
Total assets	$1,311,394	$137,888		$1,449,282
Liabilities and stockholders’ equity
Notes payable	$730,690	$102,700		$833,390
Accounts payable and accrued liabilities	24,783	—		24,783
Due to affiliates	57	—		57
Distributions payable	3,587	—		3,587
Below-market leases, net	27,330	367	(c)	27,697
Other liabilities	9,716	—		9,716
Total liabilities	796,163	103,067		899,230
Commitments and contingencies
Redeemable common stock	12,414	—		12,414
Stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—		—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 66,430,888 shares issued and outstanding, and 70,565,942 pro forma shares	664	41	(e)	705
Additional paid-in capital	574,762	36,757	(e)	611,519
Accumulated other comprehensive income	2,179	—		2,179
Cumulative distributions and net losses	(74,788)	(1,977)	(f)	(76,765)
Total stockholders’ equity	502,817	34,821		537,638
Total liabilities and stockholders’ equity	$1,311,394	$137,888		$1,449,282

KBS REAL ESTATE INVESTMENT TRUST III, INC.
NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
As of December 31, 2013

(a)	Historical financial information derived from KBS REIT III’s Annual Report on Form 10-K as of December 31, 2013.

(b)
Represents the acquisition of 222 Main. The purchase price (net of closing credits) of 222 Main was $170.4 million plus closing costs. This amount was funded with proceeds from a seven-year, $102.7 million mortgage loan from an unaffiliated lender, cash available from proceeds, net of offering costs, from KBS REIT III’s initial public offering through the acquisition date and proceeds from the sale of real estate.

(c)
KBS REIT III determined the cost of tangible assets, identifiable intangible assets and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) acquired in the business combination based on their estimated fair values. Additionally, the property is subject to certain property tax reimbursements from the city's redevelopment program. The estimated fair value of the property tax reimbursements from the city's redevelopment agency is $5.1 million and is recorded as deferred financing costs, prepaid and other assets. The purchase accounting for this acquisition is preliminary and subject to change.

(d)	Includes loan fees of $0.3 million incurred in conjunction with the financing of the property. Also, see note (c) above.
(e) Represents additional proceeds, net of offering costs, from KBS REIT III’s initial public offering necessary to fund the acquisition of 222 Main as of the pro forma date of December 31, 2013.

(f)	Represents direct and incremental closing costs (including acquisition fees and expenses) related to the acquisition which are not reflected in KBS REIT III’s historical balance sheet.

KBS REAL ESTATE INVESTMENT TRUST III, INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013
(in thousands, except share and per share amounts)

	KBS Real Estate Investment Trust III Historical (a)	Pro Forma Adjustments		Pro Forma Total
		222 Main
Revenues:
Rental income	$61,253	$11,519	(b)	$72,772
Tenant reimbursements	16,612	370	(c)	16,982
Interest income from real estate loan receivable	1,082	—		1,082
Other operating income	1,476	1,460	(d)	2,936
Total revenues	80,423	13,349		93,772
Expenses:
Operating, maintenance, and management	20,870	1,821	(e)	22,691
Real estate taxes and insurance	14,134	1,581	(f)	15,715
Asset management fees to affiliate	4,653	1,279	(g)	5,932
Real estate acquisition fees to affiliates	9,423	—		9,423
Real estate acquisition fees and expenses	5,677	—		5,677
General and administrative expenses	2,234	—		2,234
Depreciation and amortization	35,380	6,242	(h)	41,622
Interest expense	9,751	4,128	(i)	13,879
Total expenses	102,122	15,051		117,173
Other income:
Other interest income	62	—		62
Net loss	$(21,637)	$(1,702)		$(23,339)
Net loss per common share, basic and diluted	$(0.50)			$(0.46)
Weighted-average number of common shares outstanding, basic and diluted	43,547,227			51,189,546	(j)

KBS REAL ESTATE INVESTMENT TRUST III, INC.
NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

(a)	Historical financial information derived from KBS REIT III’s Annual Report on Form 10-K for the year ended December 31, 2013.

(b)
Represents base rental income (not reflected in the historical statement of operations of KBS REIT III), including amortization of above-market lease assets and below-market lease liabilities, for the year ended December 31, 2013. Base rent is recognized on a straight-line basis beginning on the pro forma acquisition date of January 1, 2013. Above-market lease assets and below-market lease liabilities are amortized over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

(c)
Represents operating cost reimbursements from tenants (not reflected in the historical statement of operations of KBS REIT III) for the year ended December 31, 2013, based on historical operations of the previous owners.

(d)
Represents parking revenue and other operating income from tenants (not reflected in the historical statement of operations of KBS REIT III) for the year ended December 31, 2013, based on historical operations of the previous owners.

(e)
Represents property operating, maintenance and management expenses (not reflected in the historical statement of operations of KBS REIT III) for the year ended December 31, 2013, based on historical operations of the previous owners.

(f)	Represents real estate taxes and insurance expenses (not reflected in the historical statement of operations of KBS REIT III) for the year ended December 31, 2013, based on management’s estimate.

(g)
Represents asset management fees (not reflected in the historical statement of operations of KBS REIT III) for the year ended December 31, 2013 that would be due to an affiliate of KBS REIT III had the property been acquired on January 1, 2013. With respect to investments in real property, the asset management fee is a monthly fee paid to KBS REIT III’s affiliated advisor equal to one‑twelfth of 0.75% of the amount paid or allocated to acquire the investment, plus the cost of any subsequent development, construction or improvements to the property. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition expenses related thereto, but excludes acquisition fees payable to KBS REIT III’s affiliated advisor.

(h)
Represents adjustments to depreciation and amortization expense (not reflected in the historical statement of operations of KBS REIT III) for the year ended December 31, 2013. Depreciation expense on the purchase price of buildings is recognized using the straight-line method and a 39-year life. Depreciation expense on tenant improvements is recognized using the straight-line method over the shorter of the life of the lease or expected useful life of the improvement. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease. Amortization expense on the property tax reimbursements asset from the city's redevelopment agency is recognized using the straight-line method over the projected property tax reimbursement period.

(i)
Represents interest expense and loan fee amortization (not reflected in the historical statement of operations of KBS REIT III) incurred on a $102.7 million mortgage loan secured by 222 Main, which bears interest at a fixed rate of 3.97% and matures on March 1, 2021.

(j)
Represents pro forma weighted-average number of common shares, basic and diluted. The calculation assumes that proceeds, net of offering costs, from KBS REIT III’s initial public offering used to complete the acquisition were raised as of January 1, 2013 and KBS REIT III received a gross offering price of $10.00 per share.